SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements

Filed Pursuant to § 240.13d-1 (a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Accuride Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

    00439T107

(CUSIP Number)

Sankaty Advisors, LLC

John Hancock Tower, 200 Clarendon St

Boston, MA 02116 617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    July 19, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES GRANTOR TRUST EIN No.:
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 0
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES II, L.P. EIN No.: 20-2170582
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 0
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES III, L.P. EIN No.: 20-5805141
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,761,985 shares
	8.	Shared voting power 0
	9.	Sole dispositive power 2,761,985 shares
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,761,985 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 5.82%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES IV, L.P. EIN No.: 28-1884645
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 302,648 shares
	8.	Shared voting power 0
	9.	Sole dispositive power 302,648 shares
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 302,648 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.64%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES (Offshore Master) IV, L.P. EIN No.: 98-0330306
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 403,153 shares
	8.	Shared voting power 0
	9.	Sole dispositive power 403,153 shares
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 403,153 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.85%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons Prospect Harbor Credit Partners, L.P. EIN No.: 20-0606486
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 0
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY DRAWBRIDGE OPPORTUNITIES, L.P. EIN No.: 98-1061876
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 499,899 shares
	8.	Shared voting power 0
	9.	Sole dispositive power 499,899 shares
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 499,899 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 1.05%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the statement on Schedule 13D/A filed with the Securities and Exchange Commission on February 14, 2013 (together with Amendment Nos. 2 and 3, this “statement”) relating to shares of Common Stock, $0.01 par value per share (the “Common Stock”) of Accuride Corporation (the “Issuer”). Items 2 and 5 are hereby amended and restated as set forth as below.

Item 2.	Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Sankaty Credit Opportunities Grantor Trust is a Delaware trust (Grantor Trust), whose general partner is Sankaty Credit Opportunities, L.P., a Delaware limited partnership, (“SCO”), whose general partner is Sankaty Credit Opportunities Investors, LLC, a Delaware limited liability company, (“SCOI”), whose managing member is Sankaty Credit Member, LLC, a Delaware limited liability company (“SCM”).

(ii) Sankaty Drawbridge Opportunities, L.P., a Cayman Islands exempted limited partnership (“SDO”), whose managing member is Sankaty Credit Member II, Ltd., a Cayman Islands incorporated company (“SCM II”).

(iii) Sankaty Credit Opportunities II, L.P., a Delaware limited partnership (“SCO II”), whose sole general partner is Sankaty Credit Opportunities Investors II, LLC, a Delaware limited liability company, (“SCOI II”), whose managing member is SCM.

(iv) Sankaty Credit Opportunities III, L.P., a Delaware limited partnership (“SCO III”), whose sole general partner is Sankaty Credit Opportunities Investors III, LLC, a Delaware limited liability company, (“SCOI III”), whose managing member is SCM.

(v) Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership (“SCO IV”), whose sole general partner is Sankaty Credit Opportunities Investors IV, LLC, a Delaware limited liability company, (“SCOI IV”), whose managing member is SCM.

(vi) Sankaty Credit Opportunities (Offshore Master) IV, L.P., a Cayman Islands exempted limited partnership (“SCOM IV”), whose sole general partner is Sankaty Credit Opportunities Investors (Offshore) IV, L.P., a Cayman Islands exempted limited partnership (“SCOIO IV”), whose sole general partner is SCM II.

(vii) Prospect Harbor Credit Partners, L.P., is a Delaware limited partnership (“PRO”), whose sole general partner is Prospect Harbor Investors, LLC, a Delaware limited liability company (“PHI”), whose managing member is SCM.

(viii) Mr. Jonathan Lavine is the managing member of SCM and the sole director of SCM II.

(b) The address of the principal business office of the Reporting Persons is c/o John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(c) The Reporting Persons are principally engaged in the business of the investment in securities.

Rule 13d-101

13D/A

CUSIP No. 00439T107

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons were organized under the laws of the State of Delaware and the Cayman Island as mentioned above.

Rule 13d-101

13D/A

CUSIP No. 00439T107

Item 5.	Interest in Securities of the Issuer

(a), (b) The information set forth in Rows 7 through 13 of the cover pages to this Schedule 13D is hereby incorporated herein by reference for each Reporting Person.

(c) The information set forth in Item 3 is hereby incorporated by reference for each Reporting Person.

As a result of sales on July 18 and July 19, 2013, the Reporting Persons’ holdings were reduced to 8.36%1, a one percent decline from the 9.36% ownership reported by the Reporting Persons in their Schedule 13D filed on February 14, 2013. Those transactions, together with other transactions by the Reporting Persons in the past 60 days (all of which were open market sale transactions), are listed below.

Date:	Reporting Person:	Shares:	Price:
5/20/2013	SDO	18,433	$5.63
5/20/2013	SCO IV	11,173	$5.63
5/20/2013	SCOM IV	14,394	$5.63

5/21/2013	SDO	34,938	$5.73
5/21/2013	SCO IV	21,178	$5.73
5/21/2013	SCOM IV	27,284	$5.73

5/22/2013	SDO	15,920	$5.59
5/22/2013	SCO IV	9,649	$5.59
5/22/2013	SCOM IV	12,431	$5.59

5/23/2013	SDO	10,473	$5.56
5/23/2013	SCO IV	6,348	$5.56
5/23/2013	SCOM IV	8,179	$5.56

5/24/2013	SDO	2,178	$5.50
5/24/2013	SCO IV	1,321	$5.50
5/24/2013	SCOM IV	1,701	$5.50

5/28/2013	SDO	8,714	$5.52
5/28/2013	SCO IV	5,281	$5.52
5/28/2013	SCOM IV	6,805	$5.52

7/12/2013	SDO	14,841	$5.53
7/12/2013	SCO IV	8,547	$5.53
7/12/2013	SCOM IV	11,012	$5.53

7/15/2013	SDO	14,061	$5.51
7/15/2013	SCO IV	8,626	$5.51
7/15/2013	SCOM IV	11,113	$5.51

7/16/2013	SDO	6,490	$5.52
7/16/2013	SCO IV	3,981	$5.52
7/16/2013	SCOM IV	5,129	$5.52

7/17/2013	SDO	291	$5.50
7/17/2013	SCO IV	179	$5.50
7/17/2013	SCOM IV	230	$5.50

7/18/2013	SDO	24,876	$5.63
7/18/2013	SCO IV	15,262	$5.63
7/18/2013	SCOM IV	19,662	$5.63

7/19/2013	SDO	15,552	$5.86
7/19/2013	SCO IV	9,422	$5.86

In addition, on June 14, 2013, one share was transferred from PRO to SCO III.

(d) Not applicable.

(e) Not applicable.

[1]	Based on 47,475,570 shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2013

Sankaty Drawbridge Opportunities, L.P.

Sankaty Credit Opportunities II, L.P

Sankaty Credit Opportunities III, L.P.

Sankaty Credit Opportunities IV, L.P.

Sankaty Credit Opportunities (Offshore Master) IV, L.P.

Prospect Harbor Credit Partners, L.P.

Sankaty Credit Opportunities Grantor Trust

By:	/S/ JONATHAN LAVINE
Name:	Jonathan Lavine
Title:	Managing Director